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                                                                Exhibit 99(a)

                   Entergy Arkansas, Inc.
   Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                           March 31,
                                                            1992         1993         1994         1995           1996       1997
Fixed charges, as defined:
  Interest on long-term debt                                $120,317     $107,771     $101,439     $102,339     $93,852    $93,463
  Interest on notes payable                                      117          349        1,311          678         688        660
  Amortization of expense and premium on debt-net(cr)          1,359        2,702        4,563        4,514       4,679      4,684
  Other interest                                               2,308        8,769        3,501        7,806       5,570      5,499
  Dividends on preferred securities of subsidiary trust         --           --           --           --         1,927      3,202
  Interest applicable to rentals                              17,657       16,860       19,140       18,158      19,121     17,051
                                                            ----------------------------------------------------------------------
Total fixed charges, as defined                              141,758      136,451      129,954      133,495     125,837    124,559

Preferred dividends, as defined (a)                           32,195       30,334       23,234       27,636      24,731     22,109
                                                            ----------------------------------------------------------------------
Combined fixed charges and preferred dividends, as defined  $173,953     $166,785     $153,188     $161,131    $150,568   $146,668
                                                            ======================================================================

Earnings as defined:

  Net Income                                                $130,529     $205,297     $142,263     $136,666    $157,798    148,378
  Add:
    Provision for income taxes:
      Federal & State                                         57,089       58,162       83,300      105,964     128,982    127,600
    Deferred - net                                             3,490       34,748      (17,939)     (28,225)    (39,772)   (43,236)
    Investment tax credit adjustment - net                    (9,989)     (10,573)     (36,141)      (5,658)     (4,765)    (4,714)
    Fixed charges as above                                   141,758      136,451      129,954      133,495     125,837    124,559
                                                            ----------------------------------------------------------------------
Total earnings, as defined                                  $322,877     $424,085     $301,437     $342,242    $368,080   $352,587
                                                            ======================================================================
Ratio of earnings to fixed charges, as defined                  2.28         3.11         2.32         2.56        2.93       2.83
                                                            ======================================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                1.86         2.54         1.97         2.12        2.44       2.40
                                                            ======================================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.
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